Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

04 MAR 11 AM 7:21

Att:	Division of Corporation Finance	SUPPL	
Company:	United States Securities and [redacted] n	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	A ... :t name) D ... vision a ...	*Phone:*	*(48 76) 847 82 31*
Company:	K ... 04010478	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	11 March 2004	*No of sheets:*	*1*

Current report 8/2004

The Management Board of KGHM Polska Miedź S.A. announces that on 10 March 2004 KGHM Polska Miedź S.A. obtained 2 328 newly-created shares in the increased share capital of PHP "Mercus" Sp. z o.o. (an indirect subsidiary of KGHM Polska Miedź S.A.) having a nominal value of PLN 565.55 each.
The assets obtained represent 20.78% of the share capital of PHP "Mercus" Sp z o.o. and grant the right to 20.78% of the votes at the General Meeting.
The total nominal value of assets acquired amounts to PLN 1 316.6 thousand. The purchase price of the shares amounts to PLN 5 001.1 thousand. The book value of all acquired shares amounts to PLN 5 001.1 thousand. Acquisition of these shares was entirely covered by cash.
These assets were acquired using the internal funds of KGHM Polska Miedź S.A.
Following the above transaction, KGHM Polska Miedź S.A. owns 20.78% of the shares in the share capital of PHP "Mercus" Sp z o.o., representing the same number of votes at the General Meeting. The remaining shares in the share capital of PHP "Mercus" Sp. z o.o. are owned by KGHM Metale S.A. (a subsidiary of KGHM Polska Miedź S.A.).
The assets acquired are of a long term equity investment nature.
As at the date of publication of this report, this increase in the share capital of PHP "Mercus" Sp. z o.o. had not yet been registered.
The criteria used for describing the agreement as significant is that the financial assets acquired by KGHM Polska Miedź S.A. represent over 20% of the share capital of PHP "Mercus" Sp z o.o.

Legal basis:
(§5, section 1, point 1 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

PROCESSED
MAR 11 2004
THOMSON FINANCIAL

DYREKTOR NACZELNY
Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk

PREZES ZARZĄDU
Stanisław Speczik